PEARLMAN SCHNEIDER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

October 20, 2015
VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn: Jennifer Gowetski

Re:	NAS Acquisition, Inc. Post-Effective Amendment to Form S-1 Filed September 30, 2015 File No. 333-198776

Dear Sirs:

On behalf of NAS Acquisition, Inc. (the "Company"), we hereby submit our response to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated September 30, 2015. Our response has been numbered to be consistent with the Comment on the Comment Letter.
Certain Relationships and Related Transactions, page 27

Comment 1.
We note your disclosure on page 27 that OTM loaned $10,000 to one of its principals. Please revise your disclosure to describe the purpose of this loan and to identify the principal that received the loan and the specific maturity date.

Response:	We have revised the disclosure in response to your comment.
Item 16.  Exhibits and Financial Statement Schedules

Comment 2.
We note your response to prior comment 1 stating that you will not proceed at this time with the acquisition of Jupiter Farms and Hagen Ranch.  Please tell us why it is appropriate for you to continue to include Exhibit Nos. 10(a), (b), (i), (j), 23.3, and 23.4, or alternatively, please remove these exhibits from the registration statement.

United States Securities and Exchange Commission
October 20, 2015

Response:	In response to Comment 2, we have removed these exhibits from the registration statement.
Exhibit 5.1

Comment 3.
We note that counsel is opining on the General Corporation Law of the State of Delaware.  We further note that NAS Acquisition, Inc. is incorporated in the State of Nevada. Please revise the opinion to have counsel opine on the laws of the jurisdiction in which the registrant is incorporated or advise.

Response:	In response to Comment 3, we have revised our opinion.
We are hopeful that given the nature of the comments that they can be quickly reviewed. It will be our intention to request acceleration at the earliest possible time.
On behalf of the Company, thank you for the courtesies extended by the Staff.
Sincerely,

Charles B. Pearlman

CBP/sm

NAS Acquisition, Inc.
5881 NW 151st, Suite 216
Miami Lakes, FL 33014

October 20, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631
Re:	NAS Acquisition, Inc. Post-Effective Amendment to Form S-1 Filed September 30, 2015 File No. 333-198776

Dear Sirs:
In connection with the Post-Effective Amendment to Form S-1 filed May 21, 2015 (File No. 333-198776) by NAS Acquisition, Inc. (the "Company"), the Company acknowledges that:
•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President